Filed Pursuant to Rule 433

Dated May 18, 2018

Registration Statement No. 333-205731

McDONALD’S CORPORATION

USD 500,000,000 Three-Month LIBOR Medium-Term Notes Due 2021

Summary of Terms

Issuer:	McDonald’s Corporation
Ratings:	Moody’s: Baa1 (Stable), S&P: BBB+ (Stable)*
Trade Date:	May 18, 2018
Settlement Date:	May 22, 2018
Maturity Date:	October 28, 2021
Security Description:	SEC-Registered Senior Unsecured Floating Rate Medium-Term Notes
Total Principal Amount:	USD 500,000,000
Issue Price:	100.000% of the principal amount
Coupon:	Three-Month USD LIBOR + 43 basis points
Interest Rest Date:	Each Interest Payment Date
Interest Determination Dates:	Quarterly, two London Business Days prior to the settlement date and prior to each Interest Payment Date thereafter
Interest Payment Dates:	Quarterly, on the 28th day of January, April, July and October, beginning July 28, 2018
Interest Payment Date Convention:	Modified Following Business Day, Adjusted
Day Count:	Actual / 360
Redemption Provision:	The Notes will not be redeemable by the Company prior to their maturity date.
Denominations:	Minimum USD 1,000 and increments of USD 1,000
Agent:	SG Americas Securities, LLC
CUSIP:	58013 MFG 4
ISIN:	US58013MFG42

*                 A credit rating is not a recommendation to buy, sell or hold securities.  It may be subject to revision or withdrawal at any time by the assigning credit rating agency.  Each credit rating is applicable only to the specific security to which it applies.  Investors should make their own evaluation as to whether an investment in the security is appropriate.

Modification of Prospectus Supplement, dated July 17, 2015

The Prospectus Supplement, dated July 17, 2015, is modified as follows:

(1)                              Introduction:  The following text is added to page S-2 before the last paragraph appearing on that page:

This prospectus supplement and the accompanying prospectus are not prospectuses for the purposes of the Prospectus Directive (as defined herein).  The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”).  For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (“MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (“IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive.  Consequently, no key information document required by Regulation (EU) No 1286/2014 (“PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This prospectus supplement and the accompanying prospectus have each been prepared on the basis that any offer of the notes in any Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”) will only be made to a legal entity which is a qualified investor under the Prospectus Directive (“Qualified Investor”).  Accordingly any person making or intending to make an offer in that Relevant Member State of the notes which are the subject of the offering contemplated in this prospectus supplement and the accompanying prospectus may only do so with respect to Qualified Investors.  Neither we nor any of the agents have authorized, nor do they authorize, the making of any offer of the notes other than to Qualified Investors.  The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

(2)                              Risk Factors:  The text under “Risk Factors” summarizes certain risks that may be relevant to an investor considering an investment in the Notes.  That text is amended to add the following two risk factors at the end of the subsection entitled “Risks Related to the Notes”:

The Regulation and Reform of “Benchmarks” May Adversely Affect the Value of Floating Rate Notes Linked to or Referencing Such “Benchmarks”

Interest rates and indices which are deemed to be “benchmarks” are the subject of recent national and international regulatory guidance and proposals for reform.  Some of these reforms are already effective while others are still to be implemented.  These reforms may cause such benchmarks to perform differently than in the past, to disappear entirely, or have other consequences which cannot be predicted.  Any such consequence could have a material adverse effect on any floating rate notes linked to or referencing such a

“benchmark.”  Regulation (EU) No. 2016/1011 of the European Parliament and of the Council of June 8, 2016, as amended (the “Benchmarks Regulation”) was published in the Official Journal of the EU on June 29, 2016, and has applied from January 1, 2018.  The Benchmarks Regulation applies to the provision of benchmarks, the contribution of input data to a benchmark and the use of a benchmark within the EU.  It, among other things, requires benchmark administrators to be authorized or registered (or, if non-EU-based, to be subject to an equivalent regime or otherwise recognized or endorsed).

The Benchmarks Regulation could have a material impact on any floating rate notes linked to or referencing a “benchmark,” in particular, if the methodology or other terms of the relevant “benchmark” are changed in order to comply with the requirements of the Benchmarks Regulation.  Such changes could, among other things, have the effect of reducing, increasing or otherwise affecting the volatility of the published rate or level of the relevant “benchmark.”

More broadly, any of the international or national reforms, or the general increased regulatory scrutiny of “benchmarks,” could increase the costs and risks of administering or otherwise participating in the setting of a “benchmark” and complying with any such regulations or requirements.  Such factors may have the following effects on certain “benchmarks”: (i) discourage market participants from continuing to administer or contribute to the “benchmark,” (ii) trigger changes in the rules or methodologies used in the “benchmark” or (iii) lead to the disappearance of the “benchmark.”  Any of the above changes or any other consequential changes as a result of international or national reforms or other initiatives or investigations, could have a material adverse effect on the value of and return on any floating rate notes linked to or referencing a “benchmark.”

Investors should consult their own independent advisers and make their own assessment about the potential risks imposed by the Benchmarks Regulation reforms in making any investment decision with respect to any floating rate notes linked to or referencing a “benchmark.”

Future Discontinuance of LIBOR (or Any Other Benchmark) May Adversely Affect the Value of Floating Rate Notes Which Reference LIBOR (or Such Other Benchmark)

On July 27, 2017, the Chief Executive of the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it does not intend to continue to persuade, or use its powers to compel, panel banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021.  The announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021.  It is not possible to predict whether, and to what extent, panel banks will continue to provide LIBOR submissions to the administrator of LIBOR going forwards.  This may cause LIBOR to perform differently than it did in the past and may have other consequences which cannot be predicted.

Investors should be aware that, if LIBOR was discontinued or otherwise unavailable, the rate of interest on floating rate notes which reference LIBOR will be determined for the relevant period by the fall-back provisions applicable to such notes.  Depending on the manner in which the LIBOR (or such other benchmark) rate is to be determined under the notes, this may (i) be reliant upon the provision by reference banks of offered quotations for the LIBOR rate which, depending on market circumstances, may not be available at the relevant time or (ii) result in the effective application of a fixed rate based on the rate which applied in the previous period when LIBOR was available.  Any of the foregoing could have an adverse effect on the value or liquidity of, and return on, any floating rate notes which reference LIBOR (or such other benchmark).

(3)                              United States Tax Considerations:  The text under “United States Tax Considerations” summarizes certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a note.  That text is amended as follows:

I.                                       Introductory paragraph — Insert the following text after the fourth sentence:

It is intended to apply only to investors who acquire their notes upon original issuance, or investors who acquire their notes in a subsequent purchase and are not members of our expanded affiliated group, as defined in the Treasury regulations under Section 385 of the Internal Revenue Code (the “Code”).

II.                                  Insert the following text after the second introductory paragraph:

Pursuant to recently enacted legislation, an accrual method taxpayer that reports revenues on an applicable financial statement generally must recognize income for U.S. federal income tax purposes no later than the taxable year in which such income is taken into account as revenue in an applicable financial statement of the taxpayer.  To the extent this rule is inconsistent with the rules described below, this rule supersedes such rules.  Thus, this rule could potentially require such a taxpayer to recognize income for U.S. federal income tax purposes with respect to the notes prior to the time such income would be recognized pursuant to the rules described below.  Potential investors in the notes should consult their tax advisors regarding the potential applicability of these rules to their investment in the notes.

III.                             Under the subheading “U.S. Holders — Original Issue Discount” — Delete the following text in the first sentence:

Internal Revenue

IV.                            Under the subheading “U.S. Holders -- Information Reporting and Backup Withholding” – Replace “28%” with “24%”.

V.                                 Under the subheading “Non-U.S. Holders” — Replace the existing text in its entirety with the following:

If a holder is a non-resident alien individual or a foreign corporation that is the beneficial owner of the notes (a “non-U.S. holder”):

(a) payments of interest (including any original issue discount) on a note made to such non-U.S. holder will not be subject to withholding of U.S. federal income tax, provided that, with respect to payments of interest on a note, (i) the non-U.S. holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of our stock and is not a controlled foreign corporation related to us through stock ownership; (ii) the payments are not payments of contingent interest as described in Section 871(h)(4) of the Code (generally, interest (including original issue discount), the amount of which is determined by reference to our receipts, sales, cash flow, income, profits, property values, dividends or comparable attributes or such attributes of a party related to us); (iii) the beneficial owner provides a statement signed under penalties of perjury (typically, on IRS Form W-8BEN or W-8BEN-E) that includes its name and address and certifies that it is a non-U.S. holder in compliance with applicable requirements (or satisfies certain documentary evidence requirements for establishing that it is a non-U.S. holder); (iv) the non-U.S. holder has provided any direct or indirect information with respect to its direct and indirect U.S. owners; and (v) if the non-U.S. holder or any intermediary through which it holds notes is a “foreign financial institution” (as defined below), each such entity has entered into an agreement with the U.S. government, pursuant to which it agrees, among other responsibilities, to collect and provide to the U.S. tax authorities information about its direct and indirect U.S. accountholders and investors, or otherwise establishes an exemption; and

(b) such non-U.S. holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of the note, provided that, (i) the gain of such holder is not effectively connected with the holder’s conduct of a trade or business in the United States (and, if certain treaties apply, is not attributable to a permanent establishment maintained by the non-U.S. holder within the United States); (ii) if the non-U.S. holder is an individual holder, such holder is not present in the United States for 183 days or more in the taxable year of the sale, exchange or redemption (and does not satisfy certain other conditions); and (iii) in the case of a sale, exchange, redemption or other taxable disposition of a note effected on or after January 1, 2019, (x) the non-U.S. holder has provided any direct or indirect information with respect to its direct and indirect U.S. owners; and (y) if the non-U.S. holder or any intermediary through which it holds notes is a “foreign financial institution” (as defined below), each such entity has entered into an agreement with the U.S. government, pursuant to which it agrees, among other responsibilities, to collect and provide to the U.S. tax authorities information about its direct and indirect U.S. accountholders and investors, or otherwise establishes an exemption.

If U.S. tax is imposed as a result of a failure to comply with the documentation requirements described in clauses (a)(iv) and

(v) or (b)(iii) above, the beneficial owner may be entitled to a refund if the required information is provided to the IRS.

For purposes of the discussion in paragraphs (a) and (b) above, a “foreign financial institution” generally is a non-U.S. entity that (i) accepts deposits in the ordinary course of a banking or similar business; (ii) as a substantial portion of its business, holds financial assets for the account of others; or (iii) is engaged (or holds itself out as being engaged) primarily in the business of investing, reinvesting, or trading in securities, partnership interests or commodities, or interests in securities, partnership interests or commodities.

U.S. information reporting requirements and backup withholding tax will not apply to payments on a note made to a non-U.S. holder if the statement described in paragraph (a)(iii) above is duly provided.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability.  A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claims for a refund with the IRS and furnishing the required information.

(4)                              Plan of Distribution:  The text under “Plan of Distribution” is amended as follows:

I.                                       Subheading “European Economic Area” — Replace the subheading title and existing text in its entirety with the following:

PRIIPs Regulation / Prospectus Directive / Prohibition of Sales to EEA Retail Investors

Each agent has represented and agreed, and each further agent appointed under the Distribution Agreement will be required to represent and agree, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any retail investor in the EEA. The notes may not be offered, sold or otherwise made available to any retail investor in the EEA. For the purposes of this provision:

(a)                              the expression “retail investor” means a person who is one (or more) of the following:

(i)                                  a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(ii)                             a customer within the meaning of the IMD, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)                          not a qualified investor as defined in the Prospectus Directive; and

(b)                           the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.”

II.                                  Under the subheading “The United Kingdom” — Replace the reference to “European Economic Area” with the following:

“PRIIPs Regulation / Prospectus Directive / Prohibition of Sales to EEA Retail Investors”

III.                             New subheading “Canada” — Inserting the following text immediately preceding the “General” heading therein:

Canada

The notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.  Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this document (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the agents are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

(5)                              Legal Matters:  The text under “Legal Matters” is amended as follows:

Jerome N. Krulewitch, McDonald’s Corporate Executive Vice President, General Counsel and Secretary, will pass upon the validity of the notes for us.  Allen &

Overy LLP, New York, New York, will pass upon the validity of the notes for the agents.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer or any agent participating in the offering will arrange to send you the prospectus if you request it by calling McDonald’s Corporation toll-free at 1-800-228-9623; or SG Americas Securities, LLC toll free at 1-855-881-2108.